As filed with the Securities and Exchange Commission on February 17, 2006
                                                           811-4656

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM N-8A/A

          AMENDMENT TO NOTIFICATION OF REGISTRATION FILED PURSUANT TO
              SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940


      The undersigned investment company hereby amends its notification of registration filed with the Securities and Exchange Commission pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such amendment to notification of registration submits to the following information:

Name: Ellsworth Fund Ltd. (as successor to: Ellsworth Fund, Inc., formerly known as Ellsworth Convertible Growth and Income Fund, Inc.)

Address of Principal Business Office:
	65 Madison Avenue, Suite 550
        Morristown, NJ 07960

Telephone Number:   (973) 631-1177

Name and Address of Agent for Service of Process:

	Thomas H. Dinsmore
        Ellsworth Fund Ltd.
	65 Madison Avenue, Suite 550
        Morristown, NJ  07960

Check Appropriate Box:

      Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N8-A:

YES [   ]    NO [ X ]

      Effective as of the later of: 4:05 p.m. on February 17, 2006; or the time of acceptance for record of the Articles of Merger by the State Department of Assessments and Taxation of Maryland (the "Effective Time"), Ellsworth Fund, Inc. (formerly known as Ellsworth Convertible Growth and Income Fund, Inc), a Maryland corporation (the "Predecessor Registrant") will be merged with and into Ellsworth Fund Ltd., a Delaware statutory trust (the "Registrant"). The Registrant hereby expressly adopts the Notification of Registration on Form N-8A of the Predecessor Registrant, as amended hereby, as its own, effective as of the Effective Time, for all purposes of the Investment Company Act of 1940, as amended.

      Item 1.	Exact name of registrant.

                Ellsworth Fund Ltd.

      Item 2. Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

                The Registrant was organized on October 18, 2005 in the State of Delaware.

      Item 3. Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

                The Registrant is organized as a Delaware statutory trust.

      Item 4. Classification of registrant (face-amount certificate company, unit investment trust, or management company).

                The Registrant is classified as a management company.

      Item 5.   If registrant is a management company:

          (a) state whether registrant is a "closed-end" company or an "open-end" company;

                The Registrant is a closed-end management investment company.

          (b) state whether registrant is registering as a "diversified" company or a "non-diversified" company (read Instruction 4(i) carefully before replying).

                The Registrant is a diversified closed-end management investment company.

       Item 6.  Name and address of each investment adviser of registrant.

                Davis-Dinsmore Management Company,
                65 Madison Ave., Suite 550
                Morristown, NJ 07960.

       Item 7. If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

                The Registrant's trustees are:
                Gordon F. Ahalt, Elizabeth C. Bogan, Thomas H. Dinsmore, Donald M. Halsted, Duncan O. McKee, Robert J. McMullan, Jane D. O'Keeffe and Nicolas W. Platt.


                The Registrant's officers are:

                Thomas H. Dinsmore         Chairman and Chief Executive Officer
                Jane D. O'Keeffe           President
                Gary I. Levine             Executive Vice President, Chief
                                            Financial Officer & Secretary
                H. Tucker Lake             Vice President
                Joshua P. Lake             Treasurer & Assistant Secretary
                Germaine Ortiz             Vice President
                Mercedes A. Pierre         Vice President & Chief Compliance
                                            Officer


                The business address of each trustee and officer is:

                Ellsworth Fund Ltd.
                65 Madison Avenue, Suite 550
                Morristown, NJ 07960

       Item 8. If registrant is an unincorporated investment company not having a board of directors:

           (a)  state the name and address of each sponsor of registrant;

                NOT APPLICABLE.

           (b) state the name and address of each officer and director of each sponsor of registrant;

                NOT APPLICABLE.

           (c) state the name and address of each trustee and each custodian of registrant.

                NOT APPLICABLE.

       Item 9.

           (a) State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

                No.

           (b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

                NOT APPLICABLE.

           (c) If the answer to Item 9(a) is "no" and the answer to Item 9(b) is "not applicable," state whether registrant presently proposes to make a public offering of its securities
                (yes or no).

                No.

           (d) State whether registrant has any securities currently issued and outstanding (yes or no).

                Yes.

           (e) If the answer to Item 9(d) is "yes," state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant's outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant's outstanding voting securities.

                As of February 16, 2006, the Registrant had 1 beneficial owner of its outstanding voting securities. The name of the company owning 10% or more of the Registrant's outstanding voting securities is Ellsworth Fund, Inc. (formerly known as Ellsworth Convertible Growth and Income Fund, Inc).

      Item 10.  State the current value of registrant's total assets.

                As of February 16, 2006, the Registrant had $10.00 in total assets.

      Item 11. State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

                No.

      Item 12. Attach as an exhibit a copy of the registrant's last regular periodic report to its securityholders, if any.

                The Registrant has not issued any periodic reports to shareholders. The Predecessor Registrant's last regular periodic report is attached as Exhibit A.


                                 SIGNATURES
                                 ----------

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this amendment to notification of registration to be duly signed on its behalf in the City of Morristown and State of New Jersey on the 17th day of February, 2006.

                            ELLSWORTH FUND LTD.


     /s/ Jane D. O'Keeffe                          /s/ Gary I. Levine
     -----------------------------         Attest:   --------------------------
   By:  Jane D. O'Keeffe                            By: Gary I. Levine
        President